June 15, 2005

Christopher M. Reitz, Esquire
Senior Vice President, General Counsel and Corporate Secretary
Aquila, Inc.
20 West Ninth Street
Kansas City, Missouri 64105

Re: Aquila, Inc.
       Schedule TO-I
       Filed on June 2, 2005
       File No. 005-40730
       Registration Statement on Form S-4
       Filed June 2, 2005
       File No. 333-125441

Dear Mr. Reitz:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I

General

1.   We note that the premium offer ratio to be offered for validly tendered PIEs is based on a formula tied to the daily volume weighted trading price at which a share of Aquila's common stock trades during a specified period. Please revise

to allow for two full business days following the pricing. Pursuant to Rule 14d-1(g)(3), "business day" consists of the time period from 12:01 a.m. through 12:00 midnight. In this regard, we note that the offer expires at 5:00 pm on the second business day after pricing. Further, please revise to confirm that you will:

- Provide a toll –free number to allow security holders to determine, during the pricing period, a representative offer price calculated based on the formula as of the date of the inquiry that includes only those trading days elapsed since the beginning of the pricing period; and

- Issue a press release to publicly announce the final offer price prior to the opening of trading on the second business day prior to expiration of the offer. See TXU Corporation (letter dated September 13, 2004).

Currently, it is unclear from the disclosure how this information will be made available.

2. We note the press release issued June 2, 2005, filed pursuant to Rule 425. Please advise us how you commenced this offer. See Rule 13e-4(e)(2).

3. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. We also note that you provide some summary financial information in your prospectus. Item 1010(c) of Regulation M-A requires that at least a complete summary of that information be disseminated to note holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. It appears that you have not provided all of the required summary financial information. Please revise the prospectus/offer document to include the financial information pursuant to Item 1010(c) of Regulation M-A or advise.

4. Please provide us your analysis regarding why the pro forma information described in Item 1010(b) of Regulation M-A is not required.

Registration Statement on Form S-4

Cover Page

5. You disclose that your offer will expire at 5:00 p.m. on July 6, 2005, unless Aquila terminates it earlier. You also refer you to your "right to terminate the premium offer" here and throughout your prospectus. Similarly, on page 32 you disclose that Aquila expressly reserves the right, in its sole discretion, to

withdraw the premium offer. Since you do not reference the occurrence of any listed offer condition, this language seems to imply that you may terminate the offer at will in your sole discretion and for any reason. Please note that it is our view that you may terminate the offer only if one of the listed offer conditions so permits. Please confirm your understanding on a supplemental basis, and revise any disclosure to remove the implication that the offer is illusory.

Questions and answers about the Premium Offer, page 12

Will we accept all validly tendered PIES?, page 14

6.   We refer you to the disclosure that Aquila "reserve[s] the right to delay acceptance of tendered PIES for any reason." You similarly disclose on page 32 and 35 that you expressly reserve the right, in your sole discretion, to *delay* acceptance of PIES tendered under the premium offer or the payment of the conversion premium, at any time for any reason and that you expressly reserve the right, at any time or from time to time, to *delay* the acceptance for conversion of PIEs for administrative purposes, respectively.   Please note that payment may only be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance. Also, you may not delay payment while you wait to satisfy an offer condition. Please revise the examples cited above and elsewhere in the document where similar disclosure is presented.

Conditions to the Premium Offer, page 34

7.   We are concerned that some of the listed offer conditions are so broadly drafted as to potentially render this offer illusory, and to make it impossible for an Aquila PIE holder to determine what events or occurrences will allow you to terminate it. Please revise the third bullet point that refers to any *threatened* action or proceeding before or by any court and the fourth bullet point that addresses *proposed* actions and events that *might* prohibit, prevent, restrict or delay consummation of the premium offer. These conditions appear to contain excessive subjective elements. Also, revise to quantify the material adverse change in price of your common stock that may trigger a condition under the sixth bullet point.

Extension, delay in acceptance, amendment or termination, page 35

8.   In the seventh paragraph of this section your statement that you have "no obligation to publish, advertise or otherwise communicate" a change in the offer other than by press release is inconsistent with your potential obligations under Rule 13e-4(e)(3). Depending on the materiality of the new information,

you may be required to disseminate in a manner other than a press release. Please confirm your understanding.

United States Federal Income Tax Consequences, page 59

9.   We note that counsel has provided a short form opinion. Please revise the discussion under this heading to indicate that it is the opinion of counsel. The opinion filed as an exhibit to the registration statement should confirm that the opinion set forth under this heading is the opinion of counsel. It is not acceptable for the opinion, or the prospectus, to state that the discussion in the prospectus is correct and fairly summarizes the tax laws or consequences.


Closing


As appropriate, please amend your Schedule TO and registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Merger and Acquisitions

cc: Kirstin Pace Salzman, Esq.
        Blackwell Sanders Peper Martin LLP
        4801 Main Street, Suite 1000
        Kansas City, MO 64112

        William S. Lamb, Esq.
        LeBoeuf, Lamb, Greene & MacRae, L.L.P.
        125 West 55th Street
        New York, NY 10019